CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
June 15, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: CONSOL Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated June 8, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 - Significant Accounting Policies

Impairment of Long-Lived Assets, page 119

1.
We note your response to our prior comment number one. Regardless of whether all of the wells within the shallow oil and gas segment are within the same field, please provide us with a comprehensive explanation of how you determined that the segment level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. In this regard, we note from your 10-K that the shallow oil and gas field is approximately 518,000 net acres covering multiple states with numerous producing wells which are extensively overlain by third party gas gathering and transmission infrastructure. Please discuss whether you track and report sales and cost of sales by jurisdiction or well. Please explain to us the interdependence of your producing assets within this segment. Please refer to ASC 360-10-35-23-35-25 and example 4 of ASC 360-10-55-35 for guidance.

Per ASC 360-10-55-35, “varying facts and circumstances will inevitably justify different groupings of assets for impairment review. While grouping at the lowest level for which there are identifiable cash flows for recognition and measurement of an impairment loss is understood, determining that lowest level requires considerable judgment.” Also, per ASC 932-360-35-8, “typically the evaluation of oil and gas producing properties is on a field-by-field basis or by logical grouping of assets if there is a significant shared infrastructure.” Management considered the following cash flow attributes in determining the lowest level of identifiable cash flows.

•	Sources of revenue:
Gas production is contracted to sell based on hydrocarbons. These sales contracts are not tied to a specific well, group of wells, target strata (shallow oil and gas, Marcellus, CBM, etc.) or specific geographical area, nor are there sales price differentials related to any of these criteria. CONSOL's sales contracts require a specific volume to be delivered to an interstate pipeline. Therefore, there is no directly identifiable link between a specific sale and the specific well, or group of wells, which produced the gas. For royalty contract requirements, joint venture contract requirements, certain tax requirements

(e.g. severance taxes), and financial reporting requirements, sales revenue is allocated proportionately to individual wells based on the average monthly sales price of all gas sold to wellhead volumes produced.

•	Joint costs for common gathering and support facilities:
Producing assets within all segments (shallow oil and gas, Marcellus, CBM, etc.) share common gathering systems and other infrastructure that allow produced gas to be transported to interstate pipelines. Since multiple wells are serviced by common gathering and support facilities, the costs of these shared facilities cannot be specifically identified to a well or target strata. For joint venture contract requirements and financial reporting requirements, the common costs of the gathering and support facilities are allocated to each segment proportionately based on production volumes. These costs are not allocated to each individual well.

•	Directly identifiable wellhead operating costs:
Certain costs can be directly identified to a specific well. These costs are typically related to direct wellhead operating costs such as water pumping, well site maintenance, etc. These costs differ greatly based the target strata (shallow oil and gas, Marcellus, CBM, etc.) from which the gas is produced (shallow oil and gas, Marcellus, CBM, etc.). The operating costs that are identifiable to a specific well are tracked by well. This cost information is then aggregated by target strata (shallow oil and gas, Marcellus, CBM, etc.) for financial reporting purposes.

•	Directly identifiable capital expenditures:
Capital expenditures made to drill and complete a well are specifically identifiable to each well. The cost structure to drill and complete a well vary significantly based on the geological formation (shallow oil and gas, Marcellus, CBM, etc.) from which the gas is produced. These costs are tracked by individual well. These expenditures are then aggregated by target strata (shallow oil and gas, Marcellus, CBM, etc.) for financial reporting purposes.

As discussed above, certain costs are specifically identifiable to a low level, such as the individual well, but the information is not a complete cash flow stream and therefore does not support an impairment analysis at the well level. Although there are many interdependent economics between all wells in the entire gas division, specific cost structures, both operating and capital, differ materially by target strata and result in unique cash flow streams for each target strata. Based on these facts and circumstances, in our judgment, the reportable segments, which are comprised of discrete fields (target strata), currently used by CONSOL Energy management represent the lowest level of complete, identifiable cash flow streams contemplated by ASC 360-10-35-23-35-25. Accordingly, the shallow oil and gas segment was tested for impairment at the discrete field (target strata) level.

_______________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer